

08031984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____4-1-07____ AND ENDING____3-31-08____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KJM Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____48 Sagamore Road , #29____
            (No. and Street)

Bronxville, New York 10708-1534
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Kosta J. Moustakas____   ____(914)793-7043____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Goldberger, Alan J.____
(Name – if individual, state last, first, middle name)

48 Joyce Lane   Woodbury,   New York   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

TABLE OF CONTENTS

Alan J. Goldberger
Certified Public Accountant

462 Seventh Avenue, 12th Floor • New York, NY 10018
Phone: 212-947-1515 • Fax: 212-279-8462 • Cel: 516-413-8395

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
KJM Securities, Inc.

I have audited the accompanying balance sheet of KJM Securities, Inc. as of March 31, 2008, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KJM Securities, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

New York, New York
May 20, 2008

KJM SECURITIES, INC.

BALANCE SHEET

MARCH 31, 2008

ASSETS

Cash	$ 42,806
Accounts receivable	85,314
	$ 128,120

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 88,232

Shareholder's equity

Common stock, par value $.01 per share;

10,000 shares authorized, issued and outstanding	100
Additional paid in capital	9,900
Retained earnings	29,888
Total shareholder's equity	39,888
	$ 128,120

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2008

Revenues	
Commission income	$ 407,315
Expenses	
Commissions and compensation	326,253
Other operating expenses	80,716
	406,969
Net income	346
Retained earnings, beginning of year	29,542
Retained earnings, end of year	$ 29,888

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2008

Cash flows from operating activities:		
Net income	$	346
Adjustments to reconcile to net cash used in		
operating activities:		
Increase in receivables		(73,269)
Increase in accounts payable		71,386
Net cash used in operating activities and net decrease in cash		(1,537)
Cash, beginning of year		44,343
Cash, end of year	$	42,806

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION

KJM Securities, Inc. (the company) was incorporated on October 16, 1986. The Company is a securities broker-dealer registered with the Securities and Exchange Commission, pursuant to Section 15 of the Securities and Exchange Act of 1934. All business is transacted as the introducing broker on a fully disclosed basis and as a selling group member by subscriptions and orders to sponsors of syndications, funds and unit trusts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or the date of the sales transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect.

NOTE C - TRANSACTIONS WITH CLEARING AGENT

National Financial Services LLC acts as the clearing agent on a fully disclosed basis for accounts introduced by the Company. The receivable due from the clearing agent as of March 31, 2008 in the accompanying balance sheet, consists of unpaid commissions.

NOTE D - RECONCILIATION OF NET CAPITAL

The computation of net capital under rule 15c 3-1 contained on page 7 agrees to the Company's corresponding filing of Form X-17A-5.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE E – INCOME TAXES

At March 31, 2008, the Company has net operating loss ("NOL") carryforwards of approximately $8,000, which expire in various years through 2028, available to offset future taxable income. At March 31, 2008, the Company had deferred tax asset amounting to approximately $3,000. The deferred tax asset consists primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly, the deferred tax assets have been fully offset by valuation allowances of the same amount.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION AND RECONCILIATION

OF NET CAPITAL PURSUANT TO RULE 15c 3-1

MARCH 31, 2008

Total capital	$ 39,888
Minimum net capital required	$ 5,000
Reconciliation:	
Net capital per Form X-17A-5	$ 41,588
Adjustment:	
Underaccrual of payables	(1,700)
Net capital per above	$ 39,888

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION FOR DETERMINATION

OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

YEAR ENDED MARCH 31, 2008

During the year ended March 31, 2008 the Company met the requirements for exemption from the provisions of Rule 15c 3-3 and accordingly, no computation is presented with regard to the reserve requirements pursuant to that rule.

In addition, because of the exemption under this rule no information relating to the possession or control requirements is presented.

The accompanying notes are an integral part of these financial statements.

Alan J. Goldberger
Certified Public Accountant

462 Seventh Avenue, 12th Floor • New York, NY 10018
Phone: 212-947-1515 • Fax: 212-279-8462 • Cel: 516-413-8395

To: Mr. Kosta J. Moustakas, President
   KJM Securities, Inc.

I have examined the financial statements of KJM Securities, Inc. For the twelve month period April 1, 2007 to March 31, 2008, and have issued my report thereon dated May 20, 2008. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study of the system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by KJM Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a -3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3.

The management of KJM Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control; procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices referred to above, errors or irregularities my nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KJM Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the Commission's objective.

This report is intended solely for the use of management, the New York Stock Exchange, the Securities and Exchange Commission and other regulatory organizations to which the Company is subject and should not be used for any other purposes.

May 20, 2008

END